U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

Sec. File Number   0-9624                            Cusip Number 460491 80 6
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                                   [Check One]
   [ ] Form 10-K  [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form -SAR
                     For the Period Ended: December 31, 2002
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                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form -SAR
                       For the Transition Period Ended _____________________
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             Read Instructions (on back page) Before Preparing Form.
                              Please Print or Type
               Nothing in this form shall be constructed to imply
                      that the Commission has verified any
                          information contained herein
                 If the notification relates to a portion of the
                   filing checked above, identify the Item[s]
                       to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant       International Thoroughbred Breeders, Inc.
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Former Name If Applicable
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Address of Principal Executive Office (Street and Number)
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                              211 Benigno Boulevard, Suite 210
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City, State and Zip Code      Bellmawr, NJ 08031
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PART II - RULES 12b-25[b] and [c]
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          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25[b], the following should be completed.
                           [Check box if appropriate]

[X] [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[X] [b] The subject annual report, semi-annual report, transition report on From 10-K, Form 2-F, Form 11-K, Form -SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] [c] The accountant's statement or other exhibit required by Rule 12b-25[c] has been attached if applicable.

PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-k, 10-Q or -SAR or the transition report or portion thereof, could not be filed within the prescribed time period. {Attach Extra Sheet if Needed} SEE ATTACHED
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PART IV - OTHER INFORMATION
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[1] Name and telephone number of person to contact in regard to this notification

         Francis W. Murray            856               931-8163
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              [Name]              [Area Code]        [Telephone No.]

[2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 10 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report [s]. [ X ] Yes [ ] No

[3] It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ] Yes [ ]No
     If so, attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                    International Thoroughbred Breeders, Inc.
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                  [Name of Registrant as Specified in Charter}

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   February 18, 2003    By/s/ Francis W. Murray
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                                  President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
                 Federal Criminal Violation [See 18 U.S.C. 1001]
                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

                    International Thoroughbred Breeders, Inc.

                                   Form 12b-25

                  Form 10-Q for Period Ended December 31, 2002


Part III - Narrative

     As reported in the January 6, 2003 filing on Form 8-K, on January 3, 2003 the Company's subsidiary, ITG-Vegas, Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Court for the Southern District of Florida, Palm Beach Division in re: ITG Vegas, Inc., Case No. 03-30038 (BKC-PGH), January 3, 2002.

     The Registrant is unable to complete the preparation of the Form 10-Q report on a timely basis due to the additional work required and preparation of various additional accounting reports as a result of the bankruptcy filing.

PART IV - Other Information

     The Registrant anticipates reporting income of approximately $595,000, or $.06 per share, for the three months ending December 31, 2002 and approximately $1,000,000, or $.09 per share, for the six months ending December 31, 2002, as compared to a loss of ($827,269), or ($.07) per share for the three months ending December 31, 2001 and a loss of ($368,846), or ($.03) per share for the six months ending December 31, 2001. The increase in net income from the prior three months ending December 31, 2001 is primarily the result of an increase in revenue which resulted in an increase in net income from the bareboat charter operation of the offshore gaming vessel, the M/V Palm Beach Princess. During the current three month period ending December 31, 2002 the vessel completed 22 more cruises, or an increase of 14%. This was due to avoiding a "dry dock" period for the current three months and losing fewer cruises during the current period as a result of better weather and fewer mechanical difficulties. As a result of the additional cruises and an overall increase in casino income as compared to the prior year, revenue increased approximately 36% for the three months ending December 31, 2002.

     The increase in net income from the prior six months ending December 31, 2001 is primarily the result of an increase in revenue which resulted in an increase in net income from the bareboat charter operation of the offshore gaming vessel, the M/V Palm Beach Princess. During the current six month period ending December 31, 2002 the vessel completed 26 more cruises, or an increase of 7%. This was due to avoiding a "dry dock" period for the current six months and losing fewer cruises during the current period as a result of better weather and fewer mechanical difficulties. As a result of the additional cruises and an overall increase in casino income as compared to the prior year, revenue increased approximately 20% for the six months ending December 31, 2002.